UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12013314

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC

SEC FILE NUMBER
8- 67884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3715 Northside Parkway, NW Building 300, Suite 500
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanton and Company, LLP
(Name – *if individual, state last, first, middle name*)

37 West 57th Street	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K Capital LLC, as of 12/31/2011 ________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS
NOTARY PUBLIC
MY COMMISSION EXPIRES FEBRUARY 15, 2015
FORSYTH COUNTY, GEORGIA

Signature

CFO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANTON AND COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF K CAPITAL LLC:

We have audited the accompanying statement of financial condition of K Capital LLC (the "Company") as of December 31, 2011, and the related statement of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of K Capital LLC f/k/a Black Fossil Securities, LLC were audited by other auditors whose report dated January 21, 2011 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K Capital LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to financial statements taken as a whole.

Tanton and Company, LLP

New York, New York

Certified Public Accountants

February 27, 2012

K CAPITAL LLC
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash	$	58,428
Other Assets		376
TOTAL ASSETS	$	58,804

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	29,410
MEMBER'S EQUITY		29,394
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,804

The accompanying notes are an integral part of these financial statements.

K CAPITAL LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

REVENUES	$ -
EXPENSES	
Salaries and benefits expense	21,520
Professional fees	13,086
Office expense	7,687
Marketing and advertising expense	3,020
Regulatory expenses	2,064
TOTAL EXPENSES	47,377
NET LOSS	$ (47,377)

The accompanying notes are an integral part of these financial statements.

K CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

Balance at January 1, 2011	$	17,527
Capital contributions by member		59,244
Net loss		(47,377)
Balance at December 31, 2011	$	29,394

The accompanying notes are an integral part of these financial statements.

K CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES :	
Net loss	$ (47,377)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Other assets	1,046
Accounts payable and accrued expenses	28,808
Total adjustments	29,854
NET CASH USED IN OPERATING ACTIVITIES	(17,523)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Capital contribution by member	59,244
NET INCREASE IN CASH	41,721
CASH, Beginning of year	16,707
CASH, End of year	$ 58,428

The accompanying notes are an integral part of these financial statements.

1. Organization and Business Activity

K Capital LLC, (the "Company") was formed on March 14, 2011 and is a wholly owned subsidiary of Kinetic Advisors LLC. In November 2011, Kinetic Advisors LLC purchased all the membership units of Black Fossil Securities, LLC, and FINRA approved the K Capital LLC continuance of the broker-dealer membership from the partnership formerly known as ("f/k/a") Black Fossil Securities, LLC. The Company's objective is to assist business clients in the private placement of debt and equity securities. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Any revenue and related clearing expense from securities transactions are recorded on the trade date. The Company's trading activities are executed by written subscription agreements between investment issuers and investors.

Income Taxes

The Company is a Delaware limited liability company, ("LLC"). The member of the LLC is taxed on the Company's taxable income. Accordingly, no provision liability for federal and state income taxes has been included in the financial statements.

2. Summary of Significant Accounting Policies - continued

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2011, and February 27, 2012, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

3. Related Party Transactions

The Company has entered into an expense sharing agreement with it's member, which has been approved by FINRA. Under the terms of this agreement, the Company pays various shared expenses, including rent, utilities, salaries, marketing and advertising, professional and other miscellaneous expenses. Total of such expenses under this agreement are $29,410 per month.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and limits the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. In addition, equity capital may not be withdrawn within one year of the date of contribution or if the resulting net capital would not exceed 10 to 1. At December 31, 2011, the Company had net capital as defined of $29,018 which was $24,018 in excess of its required minimum of $5,000. The Company's net capital was 1.01 to 1.

K CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

NET CAPITAL		
Total Member's Equity	$	29,394
Deductions and/or charges		
Non-allowable assets from the statement of financial condition		376
Net capital before haircuts on securities position		29,018
Haircut on securities		0
Net Capital	$	29,018
Computation of Basic Net Capital Requirement		
Minimum net capital (6 2/3% of aggregate indebtedness)	$	1,961
Mnimum net capital requirement of reporting broker or dealer	$	5,000
Greater of 6 2/3% of aggregate indedetedness or minimum capital reqirement of reporting broker or dealer	$	5,000
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement of reporting broker or dealer	$	23,018
Computation of Aggregate indebtedness		
Aggregate indebtedness liabilities from the statement of financial position	$	29,410
Percentage of aggregate indebtedness to net capital		101.35%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing

The accompanying notes are an integral part of these financial statements.

K Capital LLC
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2011
Schedule II

The Company claims exemption from requirements of rule 15c3-3,
Under Section (k)(2)(i) of the Rule.

K Capital LLC

Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2011
Schedule III

The Company claims exemption from the requirement of rule 15c3-3, under Section (k)(2)(i) of the Rule.

TANTON
AND
COMPANY, LLP
Accountants & Consultants

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

To The Member of K Capital LLC

In planning and performing our audit of the financial statements of K Capital LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company, LLP

Certified Public Accountants

New York, New York
February 27, 2012